SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2004

Commission File Number: 0-50568

Geac Computer Corporation Limited

(Translation of registrant’s name into English)

11 Allstate Parkway, Suite 300, Markham, Ontario L3R9T8 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.       Form 20-F  ☐ Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On December 7, 2004, Geac Computer Corporation Limited filed on the SEDAR website maintained by the Canadian Depository for Securities Limited at www.sedar.com a press release issued on December 7, 2004, containing its quarterly financial results for the fiscal quarter ending October 31, 2004, a copy of which is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

On December 7, 2004, Geac Computer Corporation Limited filed on the SEDAR website maintained by the Canadian Depository for Securities Limited at www.sedar.com its Management Discussion & Analysis relating to its quarterly financial results for the fiscal quarter ending October 31, 2004, a copy of which is attached as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K.

On December 7, 2004, Geac Computer Corporation Limited filed on the SEDAR website maintained by the Canadian Depository for Securities Limited at www.sedar.com certain certifications relating to its interim filings issued on December 7, 2004, a copy of such certifications are attached as Exhibits 99.3 and 99.4, respectively, to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEAC COMPUTER CORPORATION LIMITED

/s/ Jonathan D. Salon
Jonathan D. Salon Vice President and Deputy General Counsel

Date: December 7, 2004

EXHIBIT INDEX

Number	Title

99.1	Press Release issued on December 7, 2004

99.2	Management Discussion and Analysis filed on December 7, 2004

99.3	Certification of Interim Filings during Transition Period of Ms. Donna de Winter, Senior Vice President and Chief Financial Officer, dated December 7, 2004

99.4	Certification of Interim Filings during Transition Period of Mr. Charles S. Jones, President and Chief Executive Officer, dated December 7, 2004